82-5769

03 NOV 12 AM 7:21

UFJ Holdings, Inc

03037296

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 11, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/12

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 11, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 11, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Establishment of "UFJ Trust Equity Co., Ltd."

The UFJ Group nominated prompt improvement of asset quality as the highest priority issue for group management in the "Accelerated Business Reform Plan", announced in December 2002, and has endeavored to reduce the market risk of its cross shareholdings through the sale of such cross shareholdings.

As part of this initiative, UFJ Trust Bank Limited ("UFJ Trust"), a wholly owned subsidiary of UFJ Holdings, has today established a new subsidiary, UFJ Trust Equity Co. Ltd. (the "Subsidiary"), for the purpose of managing UFJ Trust's equity portfolio.

UFJ Trust will transfer a part of its equity portfolio in late November 2003.

<Outline of the Subsidiary>

Name:	UFJ Trust Equity Co., Ltd.
Location:	7-2 Koami-chou Nihonbashi, Chuo-ku, Tokyo
Capital Stock:	¥500 million (100% owned by UFJ Trust)
Establishment:	November 11, 2003
Operations:	Operations will include stock investing and stock management

<Equity portfolio to be transferred>

Amount:	Approximately ¥60 billion
Timing:	Late November 2003

UFJ Trust will consider transferring an additional part of its equity portfolio to the Subsidiary.